Mr. Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation

Registration Statement on Form S-1

Filed April 12, 2012

File No. 333-180686

Dear Mr. Clampitt:

The letter is provided on behalf of Yadkin Valley Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated May 31, 2012 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, Registration No. 333-180686 (the “Form S-1”). This letter is being filed with the Commission electronically via EDGAR. The Company’s Amendment No. 1 (“Amendment No. 1”) to the Form S-1 was filed on August 29, 2012 with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of Yadkin. All references to page numbers in these responses are to the pages of Amendment No. 1 to the Form S-1.

Comment Letter dated May 31, 2012

Prospectus Cover Page:

1. Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Response to Comment 1:

After the auction closes, if Treasury decides to sell any of the offered Series, then the underwriters will agree to purchase the applicable Series in a firm commitment underwriting and the public offering price of such shares will equal the clearing price of such Series plus accrued dividends thereon. We have revised the prospectus cover page of the Amendment No. 1 to the Form S-1 accordingly.

Mr. Michael Clampitt

Securities and Exchange Commission

Summary

The Offering, page 1

2.	Please revise your summary to provide a comparison of your earnings to fixed charges.

Response to Comment 2:

A table reflecting our ratios of earnings to combined fixed charges and preferred stock dividends has been added to page 29 of Amendment No. 1 to the Form S-1.

3. If you intend to bid in the offering, please revise your summary to disclose the current capital ratios, for the company and the bank, and your anticipated capital ratios assuming the company is a successful bidder.

Response to Comment 3:

We do not intend to bid in the offering.

If you have any questions or comments related to our responses, please contact me at (336) 768-1161 or Nikki Lee of Nelson Mullins Riley & Scarborough LLP at (864) 250-2367.

Sincerely,

/s/ Jan H. Hollar
Jan H. Hollar Chief Financial Officer (Principal Accounting Officer)

cc:	Dave Niles, CPA, Member, Dixon Hughes PLLC
Neil Grayson, Nelson Mullins Riley & Scarborough LLP